CHINA 3C GROUP

368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

April 1, 2009

Mr. Jay Williamson Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 150 F Street, N.E. Washington D.C. 20549

Re:	China 3C Group Form 10-K/A Filed on December 18, 2008 File No. 000-28767

Dear Mr. Williamson:

China 3C Group (the “Company”) is in receipt of the Staff’s letter dated March 18, 2009 with respect to comments relating to the Annual Report on Form 10-K, for the fiscal year ended December 31, 2007.  After discussions with our legal counsel, Loeb & Loeb LLP, and our board of directors, we have determined that we would be in a position to file a comprehensive response no later than April 8, 2009.  The Company originally anticipated filing a response by April 1, 2009, however, the Company is still in the process of finalizing the responses to the comments in the Staff’s letter.  As a result, the Company requires additional time to respond to the Staff’s letter.

Please feel free to contact our counsel Mitchell Nussbaum of Loeb & Loeb at (212) 407-4159 with any questions or concerns in this regard.

Sincerely, /s/ Zhenggang Wang Zhenggang Wang Chief Executive Officer

cc: Mitchell Nussbaum Loeb & Loeb LLP